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VIA EDGAR

March 26, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:      Melissa Kindelan

Kathleen Collins

Kathleen Krebs

Larry Spirgel

Division of Corporation Finance

Office of Technology

Re:         Acies Acquisition Corp.

Registration Statement on Form S-4

Filed February 16, 2021

File No. 333-253135

Ladies and Gentlemen:

On behalf of our client, Acies Acquisition Corp. (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated March 17, 2021 (the “Comment Letter”) with respect to the Registration Statement on Form S-4 filed with the Commission by the Company on February 16, 2021. Concurrently with the filing of this letter, the Company has filed Amendment No. 1 to the Registration Statement on Form S-4 (the “Registration Statement”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold type below followed by the Company’s response thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

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Form S-4 Filed February 16, 2021

Cover Page

1.	The technical nature in which you describe your transaction makes it difficult to understand. Please revise the cover page so that the focus is less on the mechanics of the transaction and more on highlighting that you have entered into a business combination transaction with PlayStudios, Inc. Disclose the aggregate amount and type of consideration to be paid to the shareholders of PlayStudios, Inc. and the exchange ratio. Prominently highlight that this is an affiliated transaction by disclosing that Andrew Pascal is a co-founder and CEO of PlayStudios, Inc. as well as a co-founder of Acies, an advisor to the Acies’ board of directors and a holder of equity in Acies’ Sponsor. Disclose that, in connection with the transaction, you will become a Delaware corporation and will change your name to PLAYSTUDIOS, Inc. As a result, current shareholders of the company and shareholders of PlayStudios, Inc. will receive shares in the Delaware corporation with materially different governing documents. Avoid using embedded lists and consider using bullet points to disclose what shareholders of each company and Andrew Pascal and his affiliates will receive in the business combination. Disclose whether you will be a “controlled company” under Nasdaq rules. Lastly, highlight the PIPE transaction that will occur concurrently with the business combination.

Response: In response to the Staff’s comment, the Company has revised the cover page of the proxy statement / prospectus contained in the Registration Statement.

Questions and Answers for Shareholders of Acies, page xii

2.	The information provided in this section appears to be a repeat of the information in your Summary and elsewhere in the filing. Substantially revise this section to focus on the most important questions an investor is likely to have in order to understand the most impactful elements of the business combination. For example, rather than presenting a summary of the material tax considerations, inform investors whether the business combination will likely be a taxable transaction for them. Whenever possible your questions should be followed by a "Yes" or "No" answer with a brief explanation where necessary.

Response: In response to the Staff’s comment, the Company has revised pages xiii - xviii of the Registration Statement.

3.	Provide a question and answer that addresses how the acquisition of PlayStudios, Inc. is an affiliated transaction.

Response: In response to the Staff’s comment, the Company has revised page xxv of the Registration Statement.

How does the Sponsor intend to vote their shares?, page xxvii

4.	You disclose the percentage of shares other than the Sponsor’s shares needed to approve the Business Combination assuming all shares are voted. Please clarify why you are basing this on a two-thirds vote when the Business Combination only requires a majority vote to be approved. Also disclose the number of remaining shares needed to approve the Business Combination assuming only the minimum number of shares representing a quorum are voted.

Response: In response to the Staff’s comment, the Company has revised page xxvi of the Registration Statement.

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Summary of the Proxy Statement/Prospectus

Structure of the Business Combination, page 2

5.	Please include Andrew Pascal and his affiliates and the relative percentage ownership and voting control of all of the shareholders in the company in the diagrams on pages 3 and 4.

Response: In response to the Staff’s comment, the Company has revised page 3, 88, and 89 of the Registration Statement.

PLAYSTUDIOS Holders Support Agreements, page 9

6.	It appears that the Key Stockholders of PLAYSTUDIOS have the voting power to approve the business combination transaction through their written consents. Please confirm if this is the case. Tell us who the Key Stockholders are, their relationship to the company and the percentage voting power represented by their shares. Also tell us the number and nature of shareholders of PLAYSTUDIOS who are not Key Stockholders.

Response: In response to the Staff’s comment, the Company has revised page 9 of the Registration Statement. The Company respectfully advises the Staff that the Key Stockholders (as defined in the Registration Statement) of PlayStudios, Inc. (“PLAYSTUDIOS”) have the necessary voting power to approve and adopt the Merger Agreement and the other transactions contemplated thereby, including the Business Combination. The Key Stockholders are PLAYSTUDIOS' Chief Executive Officer, Andrew Pascal, and his affiliated entities, PLAYSTUDIOS' Executive Vice President and Co-Founder, Paul Mathews, and his affiliated entities, MGM Resorts International, and other investors and employees of PLAYSTUDIOS, which held approximately 20.3%, 6.7%, 15.7%, and 16.4%, respectively, or 59.1% in the aggregate, of PLAYSTUDIOS' outstanding capital stock (on an as-converted basis) as of December 31, 2020. The Company respectfully advises the Staff that there were approximately 200 stockholders of PLAYSTUDIOS as of December 31, 2020 that are not Key Stockholders and have not executed PLAYSTUDIOS Holders Support Agreements, representing approximately 40.9% of the outstanding shares of PLAYSTUDIOS capital stock (on an as-converted basis).

Ownership of New PLAYSTUDIOS Following the Business Combination, page 12

7.	In footnote 3 to the table on page 13, disclose how the issuance of an additional 14 million shares in the event that PLAYSTUDIOS shareholders elect not to receive any cash consideration will impact the percentage of shares and voting power held by the various stakeholders after the business combination.

Response: In response to the Staff’s comment, the Company has revised page 13 of the Registration Statement.

Interests of Acies Directors and Executive Officers in the Business Combination, page 16

8.	You disclose that Mr. Pascal has agreed to forfeit his economic interest in the Sponsor and all of the associated Acies Class A ordinary shares, contingent on the closing. Please file this agreement as an exhibit or direct us to the exhibit that contains this agreement. In addition disclose whether Mr. Pascal has also agreed to forfeit his economic interest in the private placement warrants purchased by the Sponsor.

Response: In response to the Staff’s comment, the Company has revised page 18 of the Registration Statement and has filed the Letter Agreement, by and between Acies Acquisition LLC and Andrew Pascal, dated February 1, 2021 as Exhibit 10.17 to the Registration Statement.

Sources and Uses of Funds for the Business Combination, page 19

9.	You disclose the sources and uses of funds assuming no redemptions. Please also disclose the sources and uses of funds assuming maximum redemptions.

Response: In response to the Staff’s comment, the Company has revised page 20 of the Registration Statement.

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Risk Factors

Risks Related to the Consummation of the Domestication

The Domestication may result in adverse tax consequences for the holders..., page 71

10.	Separate this risk factor into two distinct risk factors with one focusing on the tax consequences of whether the Business Combination will be considered a "reorganization" under the Tax Code and the other focusing on the tax consequences to investors if the company is classified as a PFIC under the proposed Treasury Regulations.

Response: In response to the Staff’s comment, the Company has revised pages 72 and 73 of the Registration Statement.

Background to the Business Combination, page 108

11.	You disclose that Acies assessed and analyzed multiple prospective business combination targets and opportunities alongside the outreach and pre-letter of intent discussions with PLAYSTUDIOS before concluding that PLAYSTUDIOS offered the most compelling business combination opportunity. Your description of the background of the business combination then focuses solely on Acies’ meetings, discussions and negotiations relating to PLAYSTUDIOS. Please also discuss any material meetings, discussions, or negotiations that your management held with other persons related to alternative business combination candidates.

Response: In response to the Staff’s comment, the Company has revised page 110 of the Registration Statement.

12.	Disclose the extent to which Acies was competing with other companies, including other special purpose acquisition companies, to acquire PLAYSTUDIOS. Discuss what material terms of the letter of intent were proposed and modified by Acies versus PLAYSTUDIOS, such as the dual-class stock giving Mr. Pascal voting control over the combined company, the valuation of PLAYSTUDIOS, the form and amount of consideration, the minimum cash condition and the restructuring of the Sponsor equity in the combined company.

Response: In response to the Staff’s comment, the Company has revised pages 110 - 112 of the Registration Statement.

13.	Disclose how the equity and voting control of Mr. Pascal over the combined company compares to his equity and voting control over PLAYSTUDIOS. Also disclose whether Mr. Pascal could receive a bonus in connection with the business combination, including out of the $5 million cash incentive pool provided under the merger agreement.

Response: In response to the Staff’s comment, the Company has revised pages 112 and 115 of the Registration Statement.

Acies Board of Directors' Reasons for the Business Combination, page 114

14.	Please address why the Acies board chose to acquire an affiliated company.

Response: In response to the Staff's comment, the Company has revised page 117 of the Registration Statement. In addition, the Company respectfully advises the Staff that the third paragraph under the heading “Business Combination Proposal --Acies Board of Directors’ Reasons for the Business Combination” on page 116 of the Registration Statement already expressly discusses the factors leading the Acies Board of Directors to choose PLAYSTUDIOS and that the Acies Board of Directors determined that the proposed Business Combination represents the best potential business combination for Acies. The Company also respectfully advises the Staff that notwithstanding the affiliated transaction status, the independent directors unanimously evaluated and approved the proposed Business Combination with PLAYSTUDIOS, which disclosure is already included on page 118.

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Stock Issuance Proposal, page 151

15.	You disclose in the notice to Acies shareholders and the form of proxy card that shareholders are being asked in the Stock Issuance Proposal to approve the issuance of shares in connection with the merger, the PIPE financing, “plus any additional shares pursuant to subscription agreements we may enter into prior to the closing of the Mergers.” Please explain why you have not discussed this last part of the proposal and how shareholders can make an informed voting decision without more information.

Response: In response to the Staff’s comment, the Company has revised pages viii, 8, 79 of the Registration Statement and the form of proxy card to delete the statement “plus any additional shares pursuant to subscription agreements we may enter into prior to the closing of the Mergers.”

16.	Unless the PIPE financing closing condition cannot be waived, shareholders should be afforded the opportunity to vote separately on the issuance of shares in connection with the merger and the PIPE financing. Please separate each into its own proposal for shareholder approval, or clarify that the merger will not occur unless the PIPE financing is consummated.

Response: In response to the Staff’s comment, the Company has added a separate proposal related to the shares to be issued in connection with the PIPE financing and has made conforming changes throughout the Registration Statement.

U.S. Federal Income Tax Considerations, page 165

17.	You state that this section is a summary of certain material U.S. federal income tax considerations of the Domestication for holders of Acies Class A ordinary shares and warrants and holders of Acies Class A ordinary shares who elect to redeem their shares. Please revise to discuss the material tax consequences of the business combination to each company's shareholders and the company. In this regard, the merger agreement indicates that the parties intend for the mergers to be tax free under Section 368(a) of the Internal Revenue Code. If you believe the business combination transactions will be tax free, please disclose an opinion of counsel that supports this conclusion. Refer to Item 601(b)(8) of Regulation S-K and our Staff Legal Bulletin No. 19.

Response: In response to the Staff’s comment, the Company has revised pages 168 - 187 of the Registration Statement and is filing opinions of counsel with respect to the revised disclosure as Exhibits 8.1 and 8.2 to the Registration Statement.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

4. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 190

18.	We note there are currently 21,525,000 shares of Acies Class A ordinary shares outstanding; however, adjustment (B) assumes the reclassification of 20,466,959. To the extent the difference relates to Sponsor public shares that cannot be redeemed, please revise to clarify as such in quantified terms or explain further such difference.

Response: The Company respectively advises the Staff that the pro forma adjustment (B) reflects the reclassification of 20,466,959 Acies Class A ordinary shares that are classified as temporary equity outside the shareholders’ equity section of Acies’ balance sheet to New PLAYSTUDIOS Class A common stock. The remaining 1,058,041 Acies Class A ordinary shares presented within the shareholders’ equity section are also subject to possible redemption and are converted, on a one-for-one basis, into New PLAYSTUDIOS Class A common stock as part of the Domestication. However, this conversion did not have an impact on the pro forma condensed combined balance sheet presented in thousands as the par value of these shares is only $106.

To clarify the population of Acies Class A ordinary shares that are converted to New PLAYSTUDIOS Class A common stock, the Company has revised the corresponding note on page 197 of the Registration Statement.

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19.	Please provide us with the reconciliation of PLAYSTUDIO preferred and common stock outstanding as of September 30, 2020 to the recapitalization of shares noted in pro forma adjustment (G).

Response: In response to the Staff's comment, the Company has prepared the tables below to reconcile PLAYSTUDIOS preferred and common stock outstanding as of September 30, 2020 and December 31, 2020 to the recapitalization of shares noted in pro forma adjustment (G). In addition, the Company has revised the disclosure of pro forma adjustment (G) on page 198 of the Registration Statement to more clearly communicate the components of PLAYSTUDIOS capital stock which are recapitalized into New PLAYSTUDIOS common stock.

	PLAYSTUDIOS preferred and common stock outstanding as of September 30, 2020	Net settlement of warrants to purchase PLAYSTUDIOS preferred stock	Less: cash electing shares	PLAYSTUDIOS preferred and common stock subject to recapitalization	Exchange ratio	Pro forma New PLAYSTUDIOS common stock outstanding as of September 30, 2020
PLAYSTUDIOS stockholders (excluding Founder Group)
Common Stock	149,615,111		(22,442,267)	127,172,844	0.2381	30,284,266
Preferred Stock	156,207,520	5,623,627	(24,274,672)	137,556,475	0.2381	32,756,969
New PLAYSTUDIOS Class A common stock						63,041,235
Founder Group
Common Stock	75,043,312		(11,256,497)	63,786,815	0.2381	15,189,854
Preferred Stock	6,388,160		(958,224)	5,429,936	0.2381	1,293,056
New PLAYSTUDIOS Class B common stock						16,482,910

	PLAYSTUDIOS preferred and common stock outstanding as of December 31, 2020	Net settlement of warrants to purchase PLAYSTUDIOS preferred stock	Less: cash electing shares	PLAYSTUDIOS preferred and common stock subject to recapitalization	Exchange ratio	Pro forma New PLAYSTUDIOS common stock outstanding as of December 31, 2020
PLAYSTUDIOS stockholders (excluding Founder Group)
Common Stock	163,142,758		(24,471,414)	138,671,344	0.2363	32,773,070
Preferred Stock	156,207,520	5,620,443	(24,274,194)	137,553,769	0.2363	32,508,946
New PLAYSTUDIOS Class A common stock						65,282,016

Founder Group
Common Stock	75,043,312		(11,256,497)	63,786,815	0.2363	15,075,139
Preferred Stock	6,388,160		(958,224)	5,429,936	0.2363	1,283,291
New PLAYSTUDIOS Class B common stock						16,358,430

20.	We note pro forma adjustment (H) relates to the termination of the profit share provision in the MGM Marketing Agreement. Please tell us why you have reflected this transaction as a reduction to additional paid-in capital. In this regard, explain how you determined the $20 million consideration paid to terminate this provision and tell us how you considered whether such payment relates to future marketing assistance and/or future rights to use MGM’s licensed marks and copyrights. Also, tell us the specific accounting guidance you considered in accounting for such termination.

Response: The Company respectively advises the Staff that the Pro Forma Adjustment (H) reflects the payoff of the cost to terminate the profit share provision in the MGM Marketing Agreement. On October 30, 2020, PLAYSTUDIOS and MGM agreed to terminate the profit share provision in exchange for PLAYSTUDIOS’ total payment of $20 million. The $20 million termination payment becomes due upon consummation of the Business Combination. In addition, MGM agreed to invest a minimum value of $20 million by participating in the PIPE Investment, resulting in a net $0 cash impact to the PLAYSTUDIOS.

March 26, 2021 Page 7

In connection with the termination, PLAYSTUDIOS recognized a $20 million restructuring expense during the three months ended December 31, 2020. Given the agreement was reached in the three months ended December 31, 2020, the liability did not exist as of September 30, 2020 and therefore, Pro Forma Adjustment (H) was added to show the net $0 cash impact when combined with the PIPE Investment shown in Pro Forma Adjustment (K). However, we acknowledge that the adjustment should have been to retained earnings as opposed to additional paid-in-capital. As of December 31, 2020, the accrued liability remained outstanding. Therefore, the adjustment in the unaudited pro forma balance sheet as of December 31, 2020 reflects the payment at the close of the Business Combination and the release of the $20 million in accrued liabilities. The Company further notes that PLAYSTUDIOS’ net income for the year ended December 31, 2020 includes the $20 million restructuring expense recognized in connection with the termination.

In accounting for the $20 million termination payment, PLAYSTUDIOS considered whether the payment amount relates to future marketing assistance and/or future rights to use MGM’s licensed marks and copyrights. However, PLAYSTUDIOS already had access to the licensed MGM intellectual property since the inception of the MGM Marketing Agreement and therefore, has an intangible asset recorded. In addition, the termination payment represents consideration paid to terminate the profit share provision of the agreement and the payment amount was not determined based on any estimate of future profit share amount. Based on these factors, PLAYSTUDIOS concluded that the termination payment represents a cost to terminate a contract under the scope of ASC 420. Accordingly, PLAYSTUDIOS considered ASC 420-10-25-12 which states, “A liability for costs to terminate a contract before the end of its term shall be recognized when the entity terminates the contract in accordance with the contract terms (for example, when the entity gives written notice to the counterparty within the notification period specified by the contract or has otherwise negotiated a termination with the counterparty).” In accordance with the guidance, PLAYSTUDIOS recognized a one-time expense for $20 million on October 30, 2020 – the date on which PLAYSTUDIOS and MGM agreed to terminate the profit share provision.

21.	Please explain further pro forma adjustments (N) and (EE) for the incremental compensation expense related to the incremental fair value of New PLAYSTUDIOS Class B stock. Tell us how you determined the amount of such benefit and the specific accounting guidance considered.

Response: The Company respectfully advises that as a result of the New PLAYSTUDIOS Class B common stock carrying 20 votes per share, the Founder Group’s relative voting power of PLAYSTUDIOS will increase from 20.3% as of December 31, 2020 to approximately 74.0% under the No Redemption Scenario and 78.6% under the Maximum Redemption Scenario, based on historical and pro forma New PLAYSTUDIOS common stock outstanding. Because the Class B common stock will be owned by an employee that provides services to PLAYSTUDIOS, PLAYSTUDIOS considered ASC 718-20-35-2A in order to determine if the special voting rights would constitute a modification to the Founder Group’s outstanding equity awards. ASC 718-20-35-2A states:

An entity shall account for the effects of a modification as described in paragraphs 718-20-35-3 through 35-9, unless all the following are met:

a.	The fair value (or calculated value or intrinsic value, if such an alternative measurement method is used) of the modified award is the same as the fair value (or calculated value or intrinsic value, if such an alternative measurement method is used) of the original award immediately before the original award is modified. If the modification does not affect any of the inputs to the valuation technique that the entity uses to value the award, the entity is not required to estimate the value immediately before and after the modification.
b.	The vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the original award is modified.
c.	The classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the original award is modified.

In assessing ASC 718-20-35-2A(a) above, PLAYSTUDIOS engaged a third-party valuation firm to assess the value of the voting superiority. Some public companies have multiple classes of common stock that trade on public exchanges. When the difference between these classes is attributable only to differences in voting rights, it is possible to observe the traded price difference between the two classes and imply the value that the market is ascribing is voting superiority. In the analysis, PLAYSTUDIOS estimated the premium/discounts as a percentage of enterprise value attributable to the additional voting rights of stock of the selected comparable companies and selected the range of premiums using the last 30- and 252-trading day data. The comparable companies were selected based on the following criteria: publicly traded company operating in the United States, market capitalization greater than $100 million, multiple classes of traded common stock. Additionally, PLAYSTUDIOS performed an in-depth research on each comparable company to better understand the capital structure, common voting rights, and capital markets trading data. Based on this research, PLAYSTUDIOS excluded several companies having either a minority of the voting ownership publicly available on the market, limited trading data, or unexplained movements in their stock price.

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Based on the analysis, PLAYSTUDIOS determined that the special voting rights resulted in an increase to the fair value of the Founder Group’s common stock. As a result, the modification of PLAYSTUDIOS common and preferred stock that are currently held by the Founder Group occurs upon the conversion to New PLAYSTUDIOS Class B common stock at the close of the Business Combination. Accordingly, PLAYSTUDIOS accounted for the modification in accordance with ASC 718-20-35-3 and presented the excess fair value of the modified awards as incremental stock-based compensation expense recognized upon the consummation of the Business Combination within the Unaudited Pro Forma Condensed Combined Statement of Operations.

5. Net income (loss) attributable to common stockholders per share, page 192

22.	Please remove footnote reference (1) from the weighted average share calculation for Class B common stock, as it appears to only relate to the calculation for Class A common stock. Also, revise footnote (2) to disclose the number of public and private warrants that are excluded from the earnings per share calculations.

Response: In response to the Staff’s comment, the Company has revised page 200 of the Registration Statement.

PLAYSTUDIOS Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Measures, page 233

23.	Your adjustment for the impact of capitalized software costs in the non-GAAP measure of AEBITDA appears to use an individually tailored recognition and measurement method substituted for one in GAAP. Please revise to exclude this adjustment or advise. Refer to Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations.

Response: In response to the Staff’s comment, the Company has revised pages 239 and 240 of the Registration Statement.

24.	Please revise to disclose the most directly comparable GAAP measure for adjusted EBITDA Margin with greater or equal prominence. Refer to Item 10(e)(1)(i) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised page 240 of the Registration Statement to add net income margin above AEBTIDA margin in the reconciliation table.

Results of Operations, page 234

25.	There are various instances throughout your results of operations discussion where you cite two or more factors as contributing to the variance in a certain line item. For example, you state that the increase in general and administrative expense during the nine-months ended September 30, 2019 compared to the same period in fiscal 2018 was primarily due to charitable contributions related to COVID-19 and increased salaries and wages, which were partially offset by decreased outside services. Please revise throughout to quantify each material factor including any offsetting factor that contributed to such change. In addition, you should remove vague terms such as "primarily" in favor of specific quantification. Refer to Item 303(a)(3) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Response: In response to the Staff’s comment, the Company has revised pages 242 - 248 of the Registration Statement.

26.	Please revise to include a discussion of any material factors that contributed to the significant fluctuations in your effective tax rate each year including the underlying facts and circumstances that drove such changes. In this regard, we note several items in your income tax reconciliation in Note 11 that had both positive and negative effects on your effective tax rate. Refer to Item 303(a)(3) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised page 246 of the Registration Statement.

Certain Relationship and Related Person Transactions

Sponsor, page 263

27.	Please disclose the related parties (e.g. Mr. Pascal) who hold interests in the Sponsor and the amount of their interests.

Response: In response to the Staff’s comment, the Company has revised page 273 of the Registration Statement.

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Audited Consolidated Financial Statements of PlayStudios, Inc.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-68

28.	You indicate you have a performance obligation to display and provide access to the virtual currency purchased by the player until the virtual currency is consumed. You also disclose that you recognize revenue from in-game purchases of virtual currency over the estimated average play period of paying users. Please revise to clarify over what period of time you recognize revenue and how that is consistent with your performance obligation.

Response: The Company respectfully advises that revenue is recognized over the estimated consumption period. PLAYSTUDIOS performs a review of player behavior to reasonably estimate the average period between when a player makes a purchase of virtual currency and when the currency is consumed. PLAYSTUDIOS performs the assessment on a game-by-game basis using the historical game play information of all players, in the aggregate.

PLAYSTUDIOS has the performance obligation to display and provide access to the virtual currency purchased by the players whenever the player accesses the game until the currency is consumed. Therefore, the estimated consumption period – the period over which PLAYSTUDIOS recognizes revenue – represents the period over which PLAYSTUDIOS satisfy its performance obligation, which is as virtual currency is consumed.

PLAYSTUDIOS has revised its revenue recognition policy disclosure within Note 2 on pages F-29 - F-30 of the Registration Statement to clarify the period of time over which revenue is recognized and how that is consistent with PLAYSTUDIOS’ performance obligation.

29.	You indicate that the timing difference between when virtual currency is purchased and when it is consumed in game play is “relatively short.” Please tell us the length of time that is meant by "relatively short” in this context. In this regard, we note that unconsumed virtual currency is recorded in deferred revenue; however, there was no deferred revenue outstanding at December 31, 2019 or September 30, 2020.

Response: The Company respectfully advises that based on the review of player behavior as described in the response to Comment 28, PLAYSTUDIOS has estimated the average length of time between when virtual currency is purchased and consumed to be less than 24 hours for over 95% of the virtual currencies purchased and less than a week for the remainder. As of each reporting date, PLAYSTUDIOS performs an analysis to determine the amount of unconsumed virtual currency and records the corresponding unsatisfied performance obligation as deferred revenue, if such balance is material. As the majority of virtual currency is consumed within 24 hours of purchase, the unconsumed virtual currency and the corresponding unsatisfied performance obligation is immaterial at any point in time. Therefore, the deferred revenue related to the purchase of virtual currency was $0 as of September 30, 2020, December 31, 2019, and December 31, 2020.

30.	Please revise to clarify whether you are the principal or the agent in transactions with your players through third-party platforms and describe, in language consistent with 606-10-25-25 and 606-10-55-39, how you determined you have control in such arrangements.

Response: In response to the Staff’s comment, PLAYSTUDIOS has revised page F-31 of the Registration Statement.

31.	Please explain the nature of your relationship with your awards partners in the loyalty playAWARDS program. Describe for us the terms and conditions in these partner agreements and how you determined that you have no obligation to players or partners under these arrangements. Also, tell us how you considered the integration of your partners' branded content and promotional offerings into your games in making such determination.

Response: The Company respectfully advises that the nature of PLAYSTUDIOS’ relationship with the awards partners is contractual, however there is no promised consideration (monetary or non-monetary). PLAYSTUDIOS’ awards partners enter into a rewards marketing agreement with PLAYSTUDIOS under which they grant to PLAYSTUDIOS a license to use their marks, logos and brands to promote their real-world rewards, agree to refrain from providing similar rights for the offering of real-world rewards in other free-to-play casino-type games and mobile games, and agree to promote PLAYSTUDIOS games. In exchange, PLAYSTUDIOS agrees to incorporate the partner’s rewards into its game experience with a focus on converting PLAYSTUDIOS players to customers of awards partners. PLAYSTUDIOS also uses partner rewards to attract and retain customers and players (i.e., non-paying players). How PLAYSTUDIOS integrates an awards partner’s branded content and promotional offerings varies by awards partners. Most integration of brands involves displaying the real-world rewards within the rewards catalog feature of the games, user acquisition, and player retargeting marketing materials.

March 26, 2021 Page 10

Some brands, such as MGM, are also integrated into games as in-game content or game branding, in which case the rewards marketing agreement includes a separate licensing provision or there is a separate license agreement covering the use of the awards partner’s intellectual property in a game. For instance, under the MGM Marketing Agreement, MGM granted to PLAYSTUDIOS an exclusive license to use an extensive amount of valuable intellectual property in PLAYSTUDIOS games (e.g. Bellagio-themed slots). In exchange, PLAYSTUDIOS issued equity to MGM and agreed to pay a portion of its cumulative net profits as a license fee for the use of the MGM intellectual property. Within the same agreement, but separately and for no monetary consideration, MGM participates in the playAWARDS program on the same terms as other awards partners. The benefits of MGM’s participation in the playAWARDS program are distinct from the benefits of using the MGM intellectual property since the use of MGM intellectual property in PLAYSTUDIOS games serves as an additional mechanism to attract and retain players. In addition, the consideration paid for the use of MGM intellectual property does not obligate MGM to provide rewards in the playAWARDS program.

There is no monetary consideration exchanged between the awards partner and PLAYSTUDIOS arising out of the rewards marketing agreement or the awards partner’s participation in the playAWARDS program for PLAYSTUDIOS’ use of an awards partner’s brands or the rewards they provide, or for marketing and promotional activities undertaken by the awards partner directly related to their participation in the playAWARDS program. Furthermore, the awards that are made available to players are not specified by PLAYSTUDIOS nor specified under PLAYSTUDIOS’ contracts with its partners. Rather, all awards that PLAYSTUDIOS is entitled to grant to its players are provided to PLAYSTUDIOS at the discretion of the awards partners. Therefore, PLAYSTUDIOS concluded that there is no promised consideration in its agreements with the partners and therefore no exchange transaction (monetary or nonmonetary). Rather, the program provides mutual marketing benefits as both PLAYSTUDIOS and its partners target the same consumer base. All costs incurred by each party with respect to participation in the playAWARDS program are borne by that party. Awards partners agree to provide a collection of rewards of varying values for availability in the playAWARDS program but the ultimate number and type of rewards, and how the award partner’s marketing obligations are fulfilled is at the award partner’s discretion.

Many of the awards partners engage in cross-marketing activities with playAWARDS because they deem those to be mutually beneficial. For example, an awards partner might provide special one-off reward inventory for an in-game sweepstakes or promotion, or send a marketing email on behalf of one of PLAYSTUDIOS games to drive new player installs. In each case, playAWARDS acts as the intermediary between PLAYSTUDIOS’ games and the awards partner to ensure proper, authorized use of the awards partner’s intellectual property, or vice versa if the awards partner is promoting on PLAYSTUDIOS’ behalf. There is no monetary consideration relating to these marketing arrangements.

With respect to the players, the PLAYSTUDIOS’ terms of service disclose that PLAYSTUDIOS does not guarantee the availability of any real-world rewards provided by the awards partners, and the availability and use of any such rewards is subject to terms provided by the awards partners. In addition, the rewards offered by the awards partners do not solely correlate to the purchase of virtual currency – the revenue generating activity – as the points can be earned by players’ “free” activities as further discussed in PLAYSTUDIOS’ response to comment 32. Rather, the playAWARDS program is viewed as targeting marketing efforts that is intended to benefit both the Company and the awards partners rather than a promise to paying players. Based on these factors, PLAYSTUDIOS has concluded that playAWARDS program does not constitute enforceable rights and obligations in its contracts with customers (i.e. paying players).

32.	Please tell us when playAWARDS loyalty points are earned, how they are tracked, and who is responsible for maintaining that system. Also, to the extent points are earned when virtual currency is purchased, explain further why no portion of the transaction price is allocated to such awards.

Response: The Company respectfully advises that loyalty points data from each of PLAYSTUDIOS’ game servers is consolidated and maintained for each player’s account at the centralized playAWARDS server. It is PLAYSTUDIOS’ responsibility to maintain that system. Loyalty points do not have any value outside of the game and may only be used to redeem rewards and, in very limited circumstances, to obtain additional virtual currency.

Loyalty points are earned by time spent engaging in the games, including when players assign virtual currency to each spin, engaging with in-game advertising, engaging with marketing emails, and logging into the game. Although loyalty points are not awarded for the purchase of virtual currency in any of PLAYSTUDIOS mobile games, which accounted for approximately 94% of total revenue recognized during the year ended December 31, 2020, loyalty points are awarded for the purchase of virtual currency on some occasions. In addition to the free activities listed above, loyalty points are awarded for purchasing virtual currency in the Facebook game and in the direct purchase platform currently available to a limited group of VIP customers. The awarded loyalty points through Facebook purchases are insignificant and are not expected to be significant.

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Loyalty points are earned by both paying and non-paying players. That is, they are not an offer or right only granted to customers (i.e., as a result of entering into a contract with us). Furthermore, regardless of whether points were earned freely or when virtual currency is purchased, the rewards offered to players are the same. In addition, loyalty points are an expirable currency. PLAYSTUDIOS terms provide PLAYSTUDIOS with the right to cancel a player’s loyalty points after that player has gone inactive in PLAYSTUDIOS network for 30 days. The terms of service also provide PLAYSTUDIOS with the right to suspend or terminate any player account, including the accumulated loyalty points, without any liability to the player.

PLAYSTUDIOS believes that the playAWARDS program is a marketing offer and does not constitute enforceable rights and obligations in its contracts with customers. As a result, it does not account for the program as an option containing a material right. In reaching this conclusion, PLAYSTUDIOS notes that all players, both paying and non-paying, earn loyalty points. (Note that for the year ended December 31, 2020, only 2.3% of average daily active users were paying users.) Neither the playAWARDS program nor any specific features or benefits of the program are the result of negotiations with individual paying or non-paying players. Further, PLAYSTUDIOS and its partners have the right to change the terms of the program or to cancel it altogether at any time as specified in the terms of service.

33.	Please explain each of the benefits players can received under the playAWARDS program including the services referenced throughout the filing such as your VIP services, features, and Player Portal, as well as the Player development and hosting program that includes a concierge/host program. Also, tell us who is responsible to provide each of these benefits and services and, to the extent it is the company's responsibility, tell us how that factored into your accounting for this program. Further, if these or any other programs offered are not part of the playAWARDS program, tell us how you account for them and revise your disclosures accordingly.

Response: The Company respectfully advises that PLAYSTUDIOS runs an additional tiered program called myVIP in several of its games. This program ranks players based upon how many tier points they have earned in a given time frame. Tier points are earned by logging into the games, achieving multi-day log-in streaks, collecting hourly bonuses, and purchasing currency bundles. The games that participate in this program offer various in-game benefits, such as daily bonus multipliers, purchase multipliers and access to special content. Similar to loyalty points, both paying and non-paying players can earn tier points, but purchasing chip bundles does accelerate myVIP status.

The myVIP program is supplemental to, and separate from, the playAWARDS program. In other words, all of PLAYSTUDIOS’ games participate in the playAWARDS program, but not all are in myVIP. In the playAWARDS program, players earn loyalty points as described in the response to comment 32 above. Loyalty points are used for purchasing rewards in PLAYSTUDIOS rewards catalog but are not interchangeable with the myVIP tier points. The two point systems are distinct and do not overlap.

For games enrolled in the myVIP program, enhanced customer service is a benefit, ranging from a player’s customer service tickets being sorted to the top of the queue to the higher tiers being assigned a live host and granted access to a VIP Player Portal. For games not enrolled in the myVIP program, the host team manually assigns the players to tiers.

Tiers are not permanent – they are based on current myVIP tier point earning behavior. If a player fails to earn enough myVIP tier points to maintain a tier, then that player’s tier will decrease by one or more tiers.

Player benefits are provided to players at the complete discretion of PLAYSTUDIOS – there is no marketing of the program and it is not an obligation of PLAYSTUDIOS resulting from player purchases of virtual currency. Rather, PLAYSTUDIOS determines which players to offer VIP or hosting services based on the player’s engagement and monetization in its games. In addition, the specific benefits offered to higher tiers changes from time to time without notice to players and the special services provided to the higher tiers are not specified to the players but rather are at PLAYSTUDIOS’ complete discretion. Finally, a player does not need to be a paying customer to be in the myVIP program. That is, the benefits are not provided only as a result of entering into a contract with PLAYSTUDIOS. Based on these factors, PLAYSTUDIOS concluded that there is no promise to the players and accordingly, it does not account for the program as an option containing a material right. The costs of these benefits consist primarily of payroll and software development related costs, which are expensed as incurred, or to the extent the costs are associated with the development of the associated system, such as the Player Portal, the incurred costs are capitalized in accordance with PLAYSTUDIOS' internal software capitalization policy and amortized over its useful life in accordance with GAAP.

To clarify the difference between myVIP program and playAWARDS program, PLAYSTUDIOS revised page F-30 of the Registration Statement and added additional disclosure on the nature of the myVIP program and PLAYSTUDIOS’ accounting policy.

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Exhibits

34.	We note that MGM Resorts International and King.com Limited, a subsidiary of Activision Blizzard, Inc., are related parties of PLAYSTUDIOS and will be related parties of New PLAYSTUDIOS. It appears that the MGM Marketing Agreement and King Agreement will be material contracts. Please file these agreements as exhibits pursuant to Regulation S-K Item 601(b)(10).

Response: In response to the Staff’s comment, the Company has filed the MGM Marketing Agreement as Exhibit 10.18 to the Registration Statement. The Company respectfully advises the Staff that the King Agreement was terminated in June 2019 and was not replaced.

* * * *

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to Steven B. Stokdyk of Latham & Watkins LLP at (213) 891-7421 or Steven.Stokdyk@lw.com.

Very truly yours,

/s/ Steven B. Stokdyk
Steven B. Stokdyk

cc:         Daniel Fetters, Co-Chief Executive Officer, Acies Acquisition Corp.

Edward King, Co-Chief Executive Officer, Acies Acquisition Corp.

Andrew Pascal, Chief Executive Officer, PLAYSTUDIOS, Inc.

Brent Epstein, Latham & Watkins LLP